EXHIBIT 13

FREEGOLD VENTURES LIMITED

(the “Company”)

Request for Financial Statements

National Instrument 51-102 Continuous Disclosure Obligations requires the Company send annually a request form to registered holders and beneficial owners of securities to enable the holders and owners to request a copy of the Company’s annual financial statements and related MD&A and/or interim financial statements and related MD&A, in accordance with the procedures set out in National Instrument 54-101 Communication with Beneficial Owners of Securities of a Reporting Issuer.  If you wish to receive either or both of the financial statements, you must complete this form and return it to our offices.

COMPLETE AND RETURN THIS FORM TO:

FREEGOLD VENTURES LIMITED

2303 West 41st Avenue

Vancouver, BC  V6M 2A3

Facsimile:  604-685-6550

________  I wish to receive Annual Financial Statements and related MD&A

________  I wish to receive Interim Financial Statements and related MD&A

________  I wish to receive both Annual Financial Statements and related MD&A’s

NAME: ____________________________________

TELEPHONE: ___________________________________

ADDRESS: _________________________________

FACSIMILE: ____________________________________

EMAIL:

Please note that a request form will be mailed each year.  If you wish to receive such materials, a request form must be returned to the Company each year to receive the Annual and Interim Financial Statements and related MD&A’s.

I confirm that I am a registered / beneficial shareholder of the Company

SIGNATURE OF SHAREHOLDER:

DATE:

CUSIP:  356455 10 5